Suzanne Sawochka Hooper

(650) 843-5180

hooperss@cooley.com

July 25, 2008

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Song P. Brandon
Mr. Jeffrey P. Riedler

RE:	Exelixis, Inc.
Form S-1 Registration Statement
File No. 333-152166

Ladies and Gentleman:

On behalf of Exelixis, Inc. (the “Company”), we are transmitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the letter (the “Comment Letter”) received from the Commission with respect to the Company’s Registration Statement on Form S-1, File No. 333-152166 (the “Registration Statement”). Set forth below is the Company’s response to the Staff’s comments included in the Comment Letter (the “Comments”). For the Staff’s convenience, the Comments have been reproduced below.

Form S-[3]

1.	We note your disclosure on page 21 that the 9,991,776 shares of common stock being registered are shares that are issuable upon the “exercise of warrants, upon the occurrence of certain events specified in the warrants and to repay indebtedness, in each case with respect to warrants issue[d] and notes issuable under the Facility Agreement dated June 4, 2008….” Based on the disclosure you have provided, it is unclear how you determined to register the amount of 9,991,776 shares of common stock. Please revise your filing to clarify how you determined to register such amount of shares.

The Company will amend the Registration Statement in response to the Staff’s comment prior to a request for declaration of effectiveness of the Registration Statement. The Company supplementally advises the Staff that the 9,991,776 shares of common stock being registered under the Registration Statement consist of an aggregate of 1,000,000 shares (the “Warrant Shares”) issuable upon the exercise of warrants issued in June 2008 (the “Warrants”) in connection with the execution of a Facility Agreement (the

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission

July 25, 2008

Page Two

“Facility Agreement”) between the Company and the selling stockholders named in the Registration Statement (the “Selling Stockholders”), up to 100,000 shares issuable with respect to the Warrants upon any occurrences of “Events of Failure” specified in the Warrants (the “Failure Payment Shares”) and 8,891,776 shares of common stock issuable at the Company’s option in repayment of amounts drawn under the Facility Agreement, subject to the terms of the Facility Agreement (the “Repayment Shares”).

The Failure Payment Shares represent the Company’s estimate that it could be required to issue Failure Payment Shares in the amount of 10% of the 1,000,000 Warrant Shares. This estimate is based on the estimate of potential Failure Payment Shares agreed between the Company and the Selling Stockholders when calculating the maximum number of shares that are issuable in connection with the transaction contemplated by the Facility Agreement as a whole.

Pursuant to the terms of the Facility Agreement, the maximum number of Repayment Shares that are issuable under the Facility Agreement until at least December 2009 is 8,891,776.

2.	Additionally, on page 21, we note your disclosure that related to your Facility Agreement, you have the right to request one or more cash distributions from the Deerfield Entities, which would result in you issuing to such entities certain amounts of warrants to purchase shares of common stock. If the shares you are registering common stock underly these warrants, please provide us with an analysis as to why registration of the common stock is permissible at this time as oppose[d] to registration of the common stock after the warrants have been issued.

As reflected in response to Comment 1 above, the Registration Statement does not include any shares issuable upon the exercise of warrants that have not yet been issued to the Selling Stockholders. The Company anticipates that, following the issuance of any additional warrants to the Selling Stockholders, it would file a new registration statement registering the shares issuable with respect to such warrants for resale by the Selling Stockholders.

3.	We will be monitoring your registration statement for resolution of your pending confidential treatment requests. All comments will need to be fully resolved before we take final action on the registration statement.

The Company has not yet received any response from the Staff with respect to the Company’s pending confidential treatment requests. The Company is prepared to promptly resolve any comments with respect to pending confidential treatment requests or any confidential treatment requests submitted prior to effectiveness of the Registration Statement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission

July 25, 2008

Page Three

Please do not hesitate to contact me at (650) 843-5180 if you have any questions or would like any additional information regarding this matter.

Best regards,

/s/ Suzanne Sawochka Hooper
Suzanne Sawochka Hooper

cc:	James B. Bucher, Esq., Exelixis, Inc.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM